

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Jon Faust
Chief Financial Officer
Sanmina Corporation
2700 N. First St
San Jose, CA 95134

  Re: Sanmina Corporation
    Form 10-K for the Fiscal Year Ended September 30, 2023
    File No. 000-21272

Dear Jon Faust:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing